                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                        (Amendment No. __________)1 ___

                                  Genuity Inc.
                     --------------------------------------
                                (Name Of Issuer)

                 Class A Common Stock, par value $0.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    37248E103
                     ---------------------------------------
                                 (Cusip Number)

                                December 31, 2000
                  --------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)




--------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("the Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 pages
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------------------------
CUSIP No. 37248E103                   13G
------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

               Verizon Communications Inc. #23-2259884
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (A) [_]
               (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware
--------------------------------------------------------------------------------
                    5     SOLE VOTING POWER
    NUMBER OF
     SHARES                  0
                    ------------------------------------------------------------
                    6     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 19,323,666 shares of Class A Common Stock
                    ------------------------------------------------------------
                    7     SOLE DISPOSITIVE POWER
      EACH
    REPORTING                0
                    ------------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER
     PERSON
      WITH                   19,323,666 shares of Class A Common Stock

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             19,323,666 shares of Class A Common Stock
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                             [_]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     10% of the aggregate of the Issuer's Class A Common Stock, par value
     $0.01 per share, assuming conversion of the reporting persons' shares of Class B Common Stock into Class A Common Stock.
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

                             CO
--------------------------------------------------------------------------------

                               Page 2 of 8 pages
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------------------------
CUSIP No. 37248E103                   13G
------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

               GTE Corporation #13-1678633
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (A) [_]
               (B) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
--------------------------------------------------------------------------------
                    5     SOLE VOTING POWER
    NUMBER OF
      SHARES                 0
                    ------------------------------------------------------------
                    6     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                 19,323,666 shares of Class A Common Stock
                    ------------------------------------------------------------
                    7     SOLE DISPOSITIVE POWER
      EACH
    REPORTING                0
                    ------------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER
     PERSON
      WITH                   19,323,666 shares of Class A Common Stock

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             19,323,666 shares of Class A Common Stock
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                             [_]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     10% of the aggregate of the Issuer's Class A Common Stock, par value
     $0.01 per share, assuming conversion of the reporting persons' shares of Class B Common Stock into Class A Common Stock.
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

                                               CO
--------------------------------------------------------------------------------

                               Page 3 of 8 pages
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Item 1.

     (a) Name of Issuer

               Genuity Inc.

     (b) Address of Issuer's Principal Executive Offices

               225 Presidential Way
               Woburn, Massachusetts  01801

Item 2.

     (a) Name of Persons Filing

               Verizon Communications Inc. ("Verizon")
               GTE Corporation ("GTE")

     (b) Address of Principal Business Office or, if none, Residence

               For each of Verizon and GTE:

               1095 Avenue of the Americas
               New York, New York 10036

     (c) Citizenship

               Verizon is incorporated under the laws of the State of Delaware. GTE is incorporated under the laws of the State of New York.

     (d) Title of Class of Securities

               Class A Common Stock, par value $0.01 per share

     (e) Cusip Number

               37248E103

                               Page 4 of 8 pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)   [_]      Broker or Dealer registered under Section 15 of the Exchange Act

(b)   [_]      Bank as defined in Section 3(a)(6) of the Exchange Act

(c)   [_]      Insurance Company as defined in Section 3(a)(19) of the Exchange
               Act

(d)   [_]      Investment Company registered under Section 8 of the Investment
               Company Act

(e)   [_]      Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)   [_]      Employee Benefit Plan or Endowment Fund in accordance with
               13d-1(b)(1)(ii)(F)

(g)   [_]      Parent Holding Company or Control Person in accordance with Rule
               13d-1(b)(1)(ii)(G)

(h)   [_]      Savings Association as defined in Section 3(b) of the Federal
               Deposit Insurance Act

(i)   [_]      Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)   [_]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J)



Item 4.  Ownership

     (a) Amount Beneficially Owned:

     19,323,666 shares of Class A Common Stock

     (b) Percent of Class:

     10% of the aggregate of the Issuer's Class A Common Stock, par value $0.01 per share, assuming conversion of the reporting persons' Class B Common Stock into Class A Common Stock.

     (c) Number of shares as to which such person has:

                 (i)  sole power to vote or to direct the vote:  0
                (ii)  shared power to vote or to direct the vote:  19,323,666

                               Page 5 of 8 pages

               (iii)  sole power to dispose or to direct the disposition of:  0
                (iv)  shared power to dispose or to direct the disposition of:
                      19,323,666

GTE owns of record and beneficially 17,890,880 shares of Class B Common Stock of Genuity Inc. and its wholly owned direct subsidiary, Contel Federal Systems, Inc. ("CFS") owns of record and beneficially an additional 365,120 shares of Class B Common Stock of Genuity Inc. These shares of Class B Common Stock are convertible at any time into an aggregate of 19,323,666 shares of Class A Common Stock of Genuity Inc. By virtue of the relationship between GTE and CFS, GTE may be deemed to have shared power to vote and dispose of, or to direct the vote and disposition of, the shares of Genuity Inc. Common Stock held of record by CFS.

Verizon is the owner of 100% of the common stock of GTE. By virtue of the relationship between Verizon and GTE, Verizon may be deemed to have shared power to vote and dispose of, or to direct the vote and disposition of, the 19,323,666 shares of Class A Common Stock of Genuity Inc. beneficially owned by GTE.

Item 5.  Ownership of Five Percent or Less of a Class:

     Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:

     See Item 4.

Item 8.  Identification and Classification of Members of the Group:

     Not Applicable.

Item 9.  Notice of Dissolution of Group:

     Not Applicable.

Item 10.  Certifications:

     Not Applicable.

                               Page 6 of 8 pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                          April 6,2001
                                          -------------------------------------


                                          VERIZON COMMUNICATIONS INC.

                                          /S/ Marianne Drost
                                          -------------------------------------
                                                   Signature


                                          Marianne Drost - Corporate Secretary
                                          -------------------------------------
                                                   Name/Title



                                          GTE CORPORATION


                                          /s/ Marianne Drost
                                          -------------------------------------
                                                   Signature


                                          Marianne Drost - Corporate Secretary
                                          -------------------------------------
                                                   Name/Title


                               Page 7 of 8 pages
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                                                                       EXHIBIT A

                         AGREEMENT AS TO JOINT FILING OF
                                  SCHEDULE 13G
                                  ------------

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock of Genuity Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 6th day of April, 2001.


                                          VERIZON COMMUNICATIONS INC.


                                          /s/ Marianne Drost
                                          ------------------------------------
                                                   Signature


                                          Marianne Drost - Corporate Secretary
                                          ------------------------------------
                                                   Name/Title



                                          GTE CORPORATION

                                          /s/ Marianne Drost
                                          ------------------------------------
                                                   Signature


                                          Marianne Drost - Corporate Secretary
                                          ------------------------------------
                                                   Name/Title


                               Page 8 of 8 pages